SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Yubo International Biotech Limited
(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

988366100

(CUSIP Number)

Lina Liu

c/o Yubo International Biotech Limited, Inc.

Room 105, Building 5, 31 Xishiku Avenue,

Xicheng District, Beijing, China

010-6615 5141

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

January 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988366100	Page 2 of 5

1	NAME OF REPORTING PERSONS Lina Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________

1 The percentage is based on 118,177,885 shares of Series A Common Stock outstanding on January 14, 2021.

CUSIP No. 988366100	Page 3 of 5

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the shares of Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Yubo International Biotech Limited (the “Issuer”). The principal executive offices of the Issuer are located at Room 105, Building 5, Xishiku Avenue, Xicheng District, Beijing, China.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Lina Liu (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Yubo International Biotech Limited, Room 105, Building 5, Xishiku Avenue, Xicheng District, Beijing, China.

(c) The Reporting Person’s principal occupation or employment is the CFO, Treasurer and Secretary of the Issuer. The name, principal business and address of the corporation or other organization in which such employment is conducted is Yubo International Biotech Limited, Room 105, Building 5, Xishiku Avenue, Xicheng District, Beijing, China.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety and replaced by the following:

The Reporting Person beneficially owns no shares.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety and replaced by the following:

The Reporting Person received the shares of Class A Common Stock in connection with the Exchange Transaction described in Item 3 above. The Reporting Person also surrendered 116,697,438 shares of Class A Common Stock previously held by her, which shares were subsequently cancelled by the Issuer, in connection with the Exchange Transaction described in Item 3 above. The Reporting Person beneficially owns no shares.

Subject to on-going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 988366100	Page 4 of 5

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) – (c) of Item 5 of the Statement are hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns no shares of Class A common stock, which represent 0% of the outstanding shares of capital stock of the Issuer.

(b) The Reporting Person has sole power to vote and sole power to dispose of no shares of Class A common stock.

(c) No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7. Material to be Filed as Exhibits

The Agreement and Plan of Share Exchange is hereby incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on January 14, 2021.

CUSIP No. 988366100	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 20, 2021	/s/ Lina Liu
Lina Liu